April 4, 2019

VIA EDGAR

Mr. Nicholas P. Panos

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argo Group International Holdings, Ltd.

PREC14A preliminary proxy statement filing made on Schedule 14A

Filed on March 26, 2019

File No. 001-15259

Dear Mr. Panos:

On behalf of our client, Argo Group International Holdings, Ltd. (the “Company”), we hereby acknowledge receipt of the comment letter, dated April 2, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Preliminary Proxy Statement (the “Preliminary Proxy Statement”). For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Nicholas P. Panos Securities and Exchange Commission April 4, 2019	2

Schedule 14A

1.

Notwithstanding the disclosure that appears on page 94 regarding the registrant’s Annual Report, please advise us, with a view toward revised disclosure, how Argo complied with or intends to comply with Rule 14a-3(b)(1) and Rule 14a-3(b)(10).

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will mail copies of its Annual Report together with copies of its definitive proxy statement to security holders. The Company has also revised the disclosure on page 95 of Amendment No. 1 to the Preliminary Proxy Statement, filed with the Commission on the date hereof (the “Amended Proxy Statement”), to comply with Rule 14a-3(b)(10).

Broker Non-Votes, page 6

2.

Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record cannot vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4 and 6 of the Amended Proxy Statement accordingly.

Proxy Solicitation, page 7

3.

Please revise the disclosure to quantify the total cost of the solicitation to date above what the registrant normally expends for uncontested solicitation for the election of directors, including attorney fees, litigation costs, and other charges that have been incurred to date. Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 thereto which together require disclosure of costs “in furtherance of, or in connection with” the solicitation as well as “other costs incidental to the solicitation.” At present, it appears unclear as to how the registrant intends to calculate and disclose the required quantitative information.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of the Amended Proxy Statement accordingly.

Proposal 1 – Election of Class III Directors, page 22

4.

In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: The Company hereby advises the Staff that none of the participants has been the subject of a criminal conviction within the last ten years.

5.

We noticed that each person nominated for election has agreed to serve if elected. Please advise us, with a view toward revised disclosure, whether or not each of those persons has also consented to be named in the proxy statement. Refer to Rule 14a-4(d)(1).

Response: The Company acknowledges the Staff’s comment and hereby advises the Staff that each person nominated by the board of directors of the Company (the “Board”) for election to the Board has consented to be named in the Company’s proxy statement. The Company has revised the disclosure on page 22 of the Amended Proxy Statement accordingly.

Nicholas P. Panos Securities and Exchange Commission April 4, 2019	3

Form of Proxy

6.

Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests that the right to use discretionary authority is absolute inasmuch as it can be exercised “on any other matters.”

Response: The Company acknowledges the Staff’s comment and has revised its form of proxy included with the Amended Proxy Statement accordingly.

7.

Voting boxes that would give security holders an option to vote “for” items 9-12 have not been included. If not inadvertent, please advise us, with a view toward revised disclosure, why the omission of this option is not inconsistent with Rule 14a-4(b)(2).

Response: Rule 14a-4(b)(2) applies when a form of proxy “provides for the election of directors”. Proposals nine through 12 on the Company’s form of proxy included in the Preliminary Proxy Statement do not provide for the election of directors. Consequently, the Company respectfully submits that Rule 14a-4(b)(2) does not apply to proposals nine through 12. Moreover, while Rule 14a-4(b)(2) requires that a form of proxy include a “box opposite the name of each nominee which may be marked to indicate that authority to vote for such nominee is withheld” (emphasis added), it does not require that a form of proxy include a “for” box. The Company also observes that Rule 14a-4(d) prohibits the Company’s proxy from conferring authority to “vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement” (emphasis added). Because the individuals nominated for election in proposals 9 through 12 did not consent to be named in the Company’s proxy statement, the Company’s form of proxy may not confer authority to vote for the election of such individuals. Based on the foregoing, the Company respectfully submits that the Company’s form of proxy included with the Preliminary Proxy Statement complies with Rule 14a-4(b)(2).

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Nicholas P. Panos Securities and Exchange Commission April 4, 2019	4

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you require any additional information or have any additional questions, please contact me at 212-373-3224.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Craig S. Comeaux
Argo Group International Holdings, Ltd.